March 20, 2018

Yana D. Guss T +1 617 951 7109 Yana.Guss@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Valerie Lithotomos

Re:	Comments on Schedule 14A (File No. 811-02183), filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2018 (the “Proxy Statement”), of Barings Corporate Investors (“MCI”) and Barings Participation Investors (“MPV,” and together with MCI, the "Trusts")

Dear Ms. Lithotomos:

This letter responds to the comments that you provided telephonically to Yana Guss of Ropes & Gray LLP on behalf of the staff of the Commission (the “Commission Staff”) on March 13, 2018 regarding the Proxy Statement. For convenience of reference, I have summarized each comment before the Fund’s response.

1.	Comment: The Proxy Statement must be finalized with all brackets removed and all material information provided.

Response: The Proxy Statement has been finalized with all brackets removed and all material information provided.

2.	Comment: The Commission Staff notes that Proposals 2 and 3 involve proposed changes to MPV’s fundamental investment restrictions. Please state the language of each fundamental investment restriction in full and provide a side-by-side comparison regarding the anticipated change in language.

Response: The Proxy Statement discloses the text of the relevant fundamental investment restriction in full in each of Proposals 2 and 3. MPV respectfully declines to provide a side-by-side comparison regarding the anticipated change in each fundamental investment restriction because the Proxy Statement clearly discloses that in each case the proposal involves the elimination of the fundamental investment restriction. MPV does not believe that providing a chart in which the right-hand column is blank, indicating the proposed elimination of the fundamental investment restriction, would enhance a shareholder’s understanding of the proposals.

U.S. Securities and Exchange Commission	March 20, 2018

3.	Comment: In Proposal 2, please define Non-Investment Grade Securities as “junk bonds” in the first use of the term. In addition, please make clear that elimination of the fundamental investment restriction could lead to the Fund being 100% invested in junk bonds. Please also state that junk bonds are speculative.

Response: MPV notes that in the Q&A, in response to the question “What is the purpose of these proposed changes?”, the first place in which the term Non-Investment Grade Securities is used, non-investment grade securities are referred to as “junk bonds” in the first use of this term. As requested, MPV has also added the reference to “junk bonds” at the beginning of Proposal 2. In addition, in response to the Commission Staff’s comments, MPV has added the following disclosure to Proposal 2:

“Assuming shareholder approval, the elimination of the Non-Investment Grade Securities Restriction would permit up to 100% of the Trust's total assets to be invested in Non-Investment Grade Securities. The Trust will increase its exposure to Non-Investment Grade Securities only when Barings believes that doing so will benefit the Trust, taking into account such considerations as general market conditions, the financial condition of the issuer and the spread between the rates of return of investment grade securities and Non-Investment Grade Securities.”

4.	Comment: In Proposals 2 and 3, please enhance the risk disclosure to clarify, among other things, that non-investment grade investments are primarily speculative, involve greater volatility, etc.

Response: The requested changes have been made.

5.	Comment: The Proxy Statement discloses that Barings expects “administrative and other efficiencies to result from the alignment of MCI’s and MPV’s investment strategies.” Please explain supplementally what administrative and other efficiencies Barings expects to achieve.

Response: The Trusts have substantially similar investment objectives and strategies. However, as disclosed in the Proxy Statement, MPV has historically been subject to the Non-Investment Grade Securities Restriction and the Below B Securities Restriction, while MCI has not been subject to comparable investment restrictions. Barings expects certain administrative and other efficiencies to result from the alignment of MCI’s and MPV’s investment strategies and restrictions, permitting Barings to further align the Trusts’ investment portfolios, as well as the underlying processes for managing the Trusts. For example, Barings expects that compliance monitoring and performance attribution for the Trusts will be simplified as their investment portfolios become more closely aligned.

U.S. Securities and Exchange Commission	March 20, 2018

6.	Comment: In the adjournment discussion on page 22, the Proxy Statement states: “If sufficient votes in favor of any of the proposals set forth in the Notice… are not received by the time scheduled for the Meetings or if the quorum required for a proposal has not been met, the persons named as proxies may propose adjournments of the Meetings with respect to such proposal(s) for periods of not more than 120 days to permit further solicitation of proxies.” Please be advised of the Commission Staff’s view that, pursuant to Rule 14a-4, proxy proposals must be unbundled.

Response: The Trusts have reviewed Rule 14a-4 and respectfully submit that, in the event the Trusts were to propose adjourning the Annual Meetings or Special Meeting, such adjournment would be on a proposal-by-proposal basis. We note that the Proxy Statement disclosure highlights that “[i]f sufficient votes in favor of any of the proposals … are not received by the time scheduled for the Meetings… the persons named as proxies may propose adjournments of the Meetings with respect to such proposal(s)...” (emphasis added). As a result, the Trusts do not believe that the adjournment language results in the bundling of the proposals.

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Please do not hesitate to call Yana Guss at 617-951-7109 if you have any questions or require additional information.

Kind regards,

/s/ Yana D. Guss

Yana D. Guss, Esq.

cc:	Brian D. McCabe, Esq.

Janice Bishop, Esq.